Exhibit 99(a)(15)

HERLEY INDUSTRIES, INC. ANNOUNCES

EXPIRATION OF HSR WAITING PERIOD

LANCASTER, PA,  March 16 — Herley Industries, Inc. (Nasdaq: HRLY), a leader in the design, development and manufacture of microwave technology solutions for the defense, aerospace and medical industries worldwide, today announced the expiration of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the previously announced acquisition of all the outstanding shares of common stock of Herley by Lanza Acquisition Co., an indirect, wholly-owned subsidiary of Kratos Defense & Security Solutions, Inc. Accordingly, the condition with respect to the expiration or termination of the waiting period under the HSR Act has been satisfied.

As previously disclosed, Lanza commenced a tender offer on February 25, 2011 for all of the outstanding shares of common stock of Herley at a price of $19.00 per share in cash, without interest. The tender offer is being made pursuant to an Offer to Purchase and a related letter of transmittal, each dated February 25, 2011, and a merger agreement entered into on February 7, 2011 among Herley, Kratos, and Lanza. Pursuant to the merger agreement, after completion of the tender offer and the satisfaction or waiver of all conditions, Herley will merge with Lanza and all outstanding shares of Herley’s common stock, other than shares held by Kratos, Lanza or Herley or shares held by Herley’s stockholders who have and validly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive cash equal to the $19.00 offer price per share.

The tender offer and withdrawal rights are scheduled to expire at midnight, New York City time, on March 24, 2011 unless extended or earlier terminated.  The completion of the tender offer remains subject to certain conditions as described in the tender offer statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2011.

About Herley Industries, Inc.

Herley Industries, Inc. (Nasdaq: HRLY) is a leader in the design, development and manufacture of microwave technology solutions for the defense, aerospace and medical industries worldwide. Based in Lancaster, PA, Herley has seven manufacturing locations and approximately 1000 employees. Additional information about the company can be found on the Internet at www.Herley.com.

About Kratos Defense & Security Solutions, Inc.

Kratos (Nasdaq: KTOS) provides mission critical products, services and solutions for United States National Security. Principal products, services and solution offerings relate to and support C5ISR, weapon systems sustainment, military weapon range operations and technical services, network engineering services, information assurance and cybersecurity solutions, security and surveillance systems, and critical infrastructure security system design and integration. Kratos is headquartered in San Diego, California, with resources located throughout the U.S. and at key strategic military locations.

Additional Information Filed with the SEC

This press release is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The solicitation and the offer to buy shares of Herley’s common stock is being made pursuant to an offer to purchase and other related materials that Lanza Acquisition Co., an indirect, wholly-owned subsidiary of Kratos Defense & Security Solutions, Inc., has  filed with the SEC. Lanza Acquisition Co. has filed a Tender Offer Statement on Schedule TO containing an offer purchase, forms of letters of transmittal and other documents relating to the tender off (the “Tender Offer Statement”) with the SEC in connection with the commencement of the offer, and the Company has filed a Solicitation / Recommendation statement on Schedule 14D-9 (the “Recommendation Statement”) with respect to the tender offer. Security holders of Herley are advised to read the Tender Offer Statement and Recommendation Statement, including any amendments thereto, because they contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Investors and security holders of Herley also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Kratos Defense & Security Solutions, Inc. with the SEC and the Recommendation Statement and other documents filed by Herley on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be downloaded (when these documents become available) from Herley’s website at: http://www.Herley.com/index.cfm?act=investor; and free copies of the Recommendation Statement and related materials may be obtained from Herley by written request to: Herley Industries, Inc., Attn: Investor Relations, 3061 Industry Drive, Suite 200, Lancaster, PA 17603.

For information at Herley contact:

Herley Industries, Inc.

3061 Industry Drive

Lancaster, PA 17603

Peg Guzzetti, Investor Relations

Tel: (717) 397-2777